Filed Pursuant to Rule 424(b)(5)

Registration No. 333-282723

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus dated November 4, 2024)

EUDA HEALTH HOLDINGS LIMITED

Convertible Warrant

Up to 2,000,000 Ordinary Shares issuable upon exercise of the Warrant

Pursuant to a Securities Purchase Agreement dated November 26, 2025 (the “Purchase Agreement”) between us and Streeterville Capital, LLC, a Utah limited liability company and an accredited investor (the “Investor”), we sold to Investor a warrant (the “Warrant”) exercisable into 2,000,000 newly-issued ordinary shares, no par value each, of the Company (the “Warrant Shares”) for an aggregate purchase price of $100,000 (before fees and expenses). Pursuant to our prospectus dated November 4, 2024 (the “Base Prospectus), we filed a prospectus supplement on December 4, 2025 (the “Prospectus Supplement”) for the Warrant Shares and another prospectus supplement on December 19, 2025 (the “Supplement No. 3”) to reflect a Warrant Amendment dated December 16, 2025, pursuant to which (i) the exercise price of the Warrant was reduced from the initial $6.00 per share to $4.00 per share; and (ii) the minimum closing price of the Company’s ordinary shares on Nasdaq required for a “Forced Exercise” (defined below) was reduced from $7.50 to $6.00. As of the date of this prospectus amendment (the “Supplement No. 4), the Warrant has not been exercised and no Warrant Share has been issued.

On January 13, 2026, the Company and Investor entered into a Second Warrant Amendment pursuant to which parties have agreed to (i) further reduce the exercise price of the Warrant from $4.00 per share to $2.00 per share; and (ii) further reduce the minimum closing price of the Company’s ordinary shares on Nasdaq required for a “Forced Exercise” (defined below) from $6.00 to $3.00. This Supplement No. 4 is being filed to update and supplement certain information contained in the Prospectus Supplement to reflect these changes to the terms of the Warrant. Each of the Base Prospectus, the Prospectus Supplement, Supplement No. 3 and Supplement No. 4 forms a part of a registration statement (the “Registration Statement”) on Form F-3, as amended (File No. 333-282723) which was declared effective by the Securities and Exchange Commission (the “SEC”) on November 4, 2024. This Supplement No. 4 may not be delivered or utilized except in combination with the Registration Statement and the Base Prospectus, including any amendments or supplements thereto. This Supplement No. 4 should be read in conjunction with the Registration Statement, the Base Prospectus, the Prospectus Supplement and Amendment No. 3 and if there is any inconsistency between the information in the Registration Statement, Base Prospectus, Prospectus Supplement or Supplement No. 3 and this Supplement No. 4, you should rely on the information in this Supplement No. 4.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “EUDA”. On January 12, 2026, the closing price of our ordinary shares on the Nasdaq Capital Market was US$2.44.

There is no established trading market for the Warrant, and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Warrant on any national securities exchange or other trading market.

Unless otherwise indicated in this prospectus supplement or the context otherwise requires, all references to “we”, “us”, “our”, “the Company”, and “EUDA” refer to EUDA Health Holdings Limited and its subsidiaries.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this Supplement No. 4 or the accompanying prospectus in that jurisdiction. Persons who come into possession of this Supplement No. 4 or the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe any restrictions as to, this offering and the distribution of this Supplement No. 4 and the accompanying prospectus applicable to that jurisdiction.

The date of this prospectus supplement is January 13, 2026

EXPLANATORY NOTE

This Supplement No. 4 is being filed solely to update and supplement certain information included in the Prospectus Supplement with certain information set forth below. If there is any inconsistency between the information in the Registration Statement, Base Prospectus, Prospectus Supplement or Supplement No. 3 and this Supplement No. 4, you should rely on the information in this Supplement No. 4. Capitalized terms that are used but not defined in this Supplement No. 4 are defined in the Prospectus Supplement.

Warrant Amendment

On January 13, 2026, the Company and Investor entered into a Second Warrant Amendment pursuant to which the parties have agreed to (i) further reduce the exercise price of the Warrant from $4.00 per share to $2.00 per share; and (ii) reduce the minimum closing price of the Company’s ordinary shares on Nasdaq required for a “Forced Exercise” (defined below) from $6.00 to $3.00.

Risk Factors Related to Our Business

Our plan to engage third parties in an effort to establish longevity clinics in China may not materialize or succeed.

There is no assurance that we will be able to successfully execute our current strategy which is focused on establishing a longevity clinic in Shenzhen, China to distribute our products and services through one or more third parties. At this time, EUDA has not entered into any legally binding agreements with any party for such longevity clinic. Even if such agreement is executed, there is no assurance that EUDA or any of its contracting third parties will be able to obtain the requisite government approvals required for the establishment of such clinics, and even so, without significant delay. There is significant execution and operational risk. Even if a longevity clinic is established, there can be no assurance that EUDA will benefit from its arrangement with one or more third parties to achieve its intended objectives or generate expected benefits. If the clinic underperforms or the strategy fails to attract patients and generate revenue, EUDA could incur substantial financial losses, which may negatively affect cash flow, profitability, and overall investment value. Any failure in the aforementioned could have a material adverse effect on our business and results of operations.

There is no assurance that we will be able to successfully launch or benefit from an integrated digital health and rewards platform or that a utility cryptocurrency can be used on such platform.

There can be no assurance that we will be able to successfully create an integrated digital health and rewards platform, or that a utility cryptocurrency can be used on such platform. The previously announced QB coins are still being developed by a third party, and we cannot predict or assure you whether or when the QB coins will be available for use in EUDA’s digital health and wellness ecosystem. Even if such QB coins become available for use by EUDA, there can be no assurance that the use of QB coins will achieve its intended objectives or generate expected benefits. Any failure in the aforementioned could have a material adverse effect on our business and results of operations.

Risk Factors Related to this Offering

It is not likely that the Investor will pay us the Exercise Price to exercise the Warrant unless among other things, our ordinary shares will trade above $2.00 before March 4, 2026, during the ninety (90) days from the day of issuance of the Warrant (the “Cash Exercise Period”).

Unless and until among other things, the trading price of our ordinary shares will exceed the Exercise Price during the Cash Exercise Period, it is not likely that the Investor will pay us the Exercise Price in cash to exercise the Warrant. Even if so, the Investor has the right not to exercise the Warrant. If the Investor does not exercise the Warrant in cash and we fail to meet the conditions for a “Forced Exercise,” we will be required to issue to Investor up to 200,000 ordinary shares for no additional consideration. In that case, based on the $100,000 received by the Company for the initial issuance of the Warrant, the effective sale price of the 200,000 ordinary shares to the Investor will be $0.50 per share.

There is no assurance that the conditions required for a Forced Exercise can be met, and even if they are met, due to the Forced Exercise Share Limit, it is more likely than not that we will be required to issue a large number of shares to the Investor for no additional consideration on or before March 4, 2026.

Although we have the right to require the Investor to pay us the Exercise Price in cash for its exercise of the Warrant during the Cash Exercise Period if among other things, (i) the closing price of our ordinary shares on Nasdaq exceeds $3.00 per share for five (5) consecutive days on or before March 4, 2026, within ninety (90) days from the day of issuance (the “Measurement Period”) of the Warrant, and (ii) the cumulative trading dollar volume (the “Cumulative Volume”) over the Measurement Period is at least $1,500,000, there is no assurance that these and other conditions required for a Forced Exercise will be met. Absent a Forced Exercise, we will not receive any cash proceeds from the Investor in connection with the Warrant exercise unless the Investor chooses to exercise the Warrant during the Cash Exercise Period. Even in the event of a “Forced Exercise,” the number of Warrant Shares that Company may require Investor to purchase pursuant to a Forced Exercise will be limited to ten percent (10%) of the Cumulative Volume (the “Forced Exercise Share Limit”). In other words, it is more likely than not that a large number of ordinary shares will be issued to the Investor for no additional consideration on or before March 4, 2026.

USE OF PROCEEDS

Assuming full exercise of the Warrant in cash, we estimate that we will receive net proceeds of approximately $4,100,000 from this offering. We intend to use $2,200,000 of the net proceeds for marketing expenses with the remaining balance for general corporate purposes, including possible acquisitions or the expansion of our business and working capital. From time to time, we engage in preliminary discussions and negotiations with various businesses in order to explore the possibility of an acquisition or investment. However, as of the date of this prospectus supplement, we have not entered into any agreements or arrangements which would make any acquisition or investment probable.

Our management will have broad discretion to allocate the net proceeds of this offering. Pending the application of the net proceeds for these purposes, we may invest the net proceeds in short-term, investment-grade securities.

DILUTION

The net tangible book value of our ordinary shares as of June 30, 2025, was approximately $(4.0) million, or approximately $(0.11) per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of ordinary shares outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the net tangible book value per share of our ordinary shares immediately afterwards.

After deducting estimated offering expenses of approximately $90,000, our net tangible book value as of June 30, 2025, would have been approximately $0.02 million, or $0.01 per share. This represents an immediate increase in net tangible book value of $0.12 per share to existing stockholders and an immediate dilution of $1.99 per share to new investors purchasing ordinary shares in this offering.

Offering price per share		$2.00
Net tangible book value per share as of June 30, 2025	(0.11)
Increase per share attributable to new investors after giving effect to the offering	0.12
As adjusted net tangible book value per share after this offering		0.01
Dilution in net tangible book value per share to new investors		$1.99

The calculations above are based on 37,807,491 ordinary shares issued and outstanding as of January 13, 2026, exclude the following:

●	Up to 2,000,000 of our ordinary shares issuable upon exercise of the Warrant.

●	37,516 of our ordinary shares issuable upon conversion of convertible notes in the aggregate principal amount of $53,402 as of January 13, 2026 at a weighted-average exercise price of $1.42 per share.

●	4,458,625 of our ordinary shares issuable upon exercise of an aggregate of 8,917,250 outstanding warrants at a weighted-average exercise price of $11.50 per share.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2025:

	As of June 30, 2025
	Actual	As Adjusted (unaudited)	Pro forma as Adjusted (unaudited)
Shareholders’ Equity
Ordinary shares, unlimited authorized, 37,156,382 shares issued and outstanding, actual and 39,807,491 shares issued and outstanding, pro forma adjusted	47,829,228	4,100,000	51,929,228
Accumulated deficit	(51,304,427)	(90,000)	(51,394,427)
Accumulated other comprehensive loss	(234,366)	-	(234,366)
Total shareholders’ deficit	(3,709,565)	4,010,000	300,435
Noncontrolling interest	(16,755)	-	(16,755)
Total shareholders’ deficit	(3,726,320)	4,010,000	283,680

You should read this capitalization table in conjunction with Use of Proceeds, the financial statements and notes thereto and other financial information incorporated by reference into this prospectus and any prospectus supplement. Our historical results do not necessarily indicate our expected results for any future periods.

Description of Warrant

The following summary of certain material terms and provisions of the Warrant does not purport to be a complete description of the Warrant, and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Warrant.

Exercise of Warrant

Upon issuance, the Warrant will be immediately exercisable by the Investor into 2,000,000 newly-issued ordinary shares, no par value each, of the Company (the “Warrant Shares”) at an exercise price of $2.00 per share (the “Exercise Price”) for ninety (90) days from the issuance date (the “Cash Exercise Period”). The Cash Exercise Period may be extended by mutual agreement of the Company and the Investor. Exercise by the Investor shall be effectuated by submitting to Company (by delivery to Company or by email) a completed and signed Notice of Exercise. The Notice of Exercise shall be executed by Investor and shall indicate (i) the number of Warrant Shares to be issued pursuant to such exercise, and (ii) whether the exercise is a cashless exercise. A cashless exercise may only occur after the Cash Exercise Period has expired and after the Company has had the opportunity to repurchase any remaining portion of the then outstanding Warrant in cash for $0.0625 per Warrant Share (see “Repurchase Period” and “Cashless Exercise” below). Upon appropriate payment to the Company of the Exercise Price for the Warrant Shares, the Company shall promptly but in no event later than two (2) trading days following the Exercise Date or the Expiration Date, whichever applicable (the “Delivery Date”) approve the delivery by the Company’s transfer agent of the applicable Warrant Shares electronically via the DWAC system to the account designated by Investor on the Notice of Exercise. The Warrant is also subject to Forced Exercise if certain conditions are met. (See “Forced Exercise” below).

Forced Exercise

During the Cash Exercise Period, the Warrant can only be exercised for cash and the Company will have the right to require the Investor to exercise the Warrant in cash during the Measurement Period (the “Forced Exercise”) if (i) the closing price of the Company’s ordinary shares on Nasdaq is at or above $3.00 for five (5) consecutive trading days (the “Measurement Period”); (ii) the cumulative trading dollar volume over the Measurement Period (the “Cumulative Volume”) is at least $1,500,000; and (iii) the applicable Warrant Shares would be free trading upon delivery and eligible for immediate resale by the Investor. The number of Warrant Shares that Company may require Investor to purchase pursuant to a Forced Exercise will be limited to ten percent (10%) of the Cumulative Volume (the “Forced Exercise Share Limit”). Any Warrant Shares purchased by Investor during the Measurement Period would reduce the maximum number of Warrant Shares Company may require Investor to purchase pursuant to a Forced Exercise.

The Notice of Forced Exercise shall be executed by Company and shall indicate (i) the Measurement Period, (ii) the Cumulative Volume, (iii) the number of Warrant Shares to be purchased by Investor in the Forced Exercise and (iv) the purchase price of the Warrant Shares. In the event that a Forced Exercise, in whole or in part, will cause the Investor to own in excess of 9.99% of the ordinary shares outstanding on such date (the “Maximum Percentage”), the Investor shall notify the Company in writing within one (1) trading day of receipt of the Notice of Forced Exercise, or if Investor disputes any of the calculations used in the Notice of Forced Exercise. Investor shall remit to the Company within two (2) trading days of receipt of a Notice of Forced Exercise the funds to purchase the Warrant Shares set forth in the Notice of Forced Exercise (subject to the Forced Exercise Share Limit) along with a written instruction setting forth the DWAC delivery instructions for the Warrant Shares.

Repurchase Period

For a period of two (2) weeks following the end of the Cash Exercise Period (the “Repurchase Period”), the Company will have the right to repurchase any remaining portion of the then outstanding Warrant in cash for $0.0625 per Warrant Share under the Warrant.

“Cashless” Exercise

On the trading day immediately following the end of the Repurchase Period (the “Expiration Date”) and provided that there are outstanding Warrant Shares exercisable under the Warrant, the Investor will automatically be deemed to have made a “cashless” exercise of the Warrant, and the Company will be required to issue to the Investor one (1) ordinary share for every ten (10) outstanding Warrant Shares exercised under the Warrant.

At any time following a breach of any term or condition of the Warrant or of any covenant of the Purchase Agreement, the Investor will have the right to make a “cashless” exercise of the Warrant and the Company will be required to issue to Investor one (1) ordinary share for every five (5) outstanding Warrant Shares exercised under the Warrant after sending the Company a notice of the breach and giving the Company an opportunity to cure the breach within five (5) trading days.

Late Fees

If Warrant Shares are delivered later than the applicable Delivery Date, the Company agrees to pay, in addition to all other remedies available to Investor in the Purchase Agreement and the Warrant, a late charge equal to the greater of (i) $500.00 and (ii) 2% of the product of (1) the number of ordinary shares not issued to Investor on a timely basis and to which Investor is entitled multiplied by (2) the daily VWAP of the ordinary shares on the Delivery Date, rounded to the nearest multiple of $100.00 (such resulting amount, the “Warrant Share Value”) (but in any event the cumulative amount of such late fees for each exercise shall not exceed 200% of the Warrant Share Value), per trading day until such Warrant Shares are delivered (the “Late Fees”).

Capital Adjustments

If Company shall at any time prior to the expiration of this Warrant subdivide the ordinary shares, by split-up or stock split, or otherwise, or combine its ordinary shares, or issue additional ordinary shares as a dividend, the number of Warrant Shares issuable upon the exercise of the Warrant shall be automatically increased proportionately in the case of a subdivision, split or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the Exercise Price and other applicable amounts, but the aggregate purchase price payable for the total number of Warrant Shares purchasable under the Warrant (as adjusted) shall remain the same.

Governing Law

The Warrant is governed by and construed the internal laws of the State of Utah.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the SEC are incorporated by reference in this prospectus supplement:

●	Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed on April 29, 2025;
●	Current Reports on Form 6-K filed on June 2, June 24, August 6, August 8, August 26, August 28, September 4, September 10, September 22, October 1, October 3, October 20, October 23, October 28, November 17, December 4, December 5, December 8, December 19, December 22, December 23, December 29, and December 30 2025, and January 7, and January 13, 2026;
●	The description of our ordinary shares contained in our Registration Statement on Form 8-A filed on July 27, 2021, including any amendments or reports filed for the purpose of updating the description.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus supplement or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, including all such reports filed after the date of this prospectus supplement until the completion or termination of the offering of the securities made by this prospectus supplement. Information in such future filings updates and supplements the information provided in this prospectus supplement. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

We will furnish without charge to each person to whom a copy of this prospectus supplement is delivered, upon written or oral request, a copy of the documents that have been incorporated by reference into this prospectus supplement, including exhibits to these documents. You should direct any requests for copies to:

EUDA Health Holdings Limited

60 Kaki Bukit Place, #03-01

Eunos Techpark

Singapore 415979

Telephone: 65-6327-1110

Attention: Alfred Lim